FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  01 April, 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Limited

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Announcement of fiscal 2009 Annual Financial  Statements

Apri1 1, 2009

Signet Jewelers Limited announces that as from today the following documents are available on its website - www.signetjewelers.com/sj/pages/shareholders :

Signet Jewelers Limited annual report on Form 20-F for the 52 weeks ended January 31, 2009

Signet Jewelers Limited Annual Review 2009

The annual report on Form 20-F was filed with United States Securities and Exchange Commission today. Additionally, two copies of each of the documents listed above have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. +44 (0)20 7066 1000

Attached to this announcement is contained the additional information for the purposes of compliance with the Disclosure and Transparency Rules. Some of the information in this announcement is extracted from the annual report on Form 20-F in full unedited text.  Accordingly, page references in the text refer to page numbers in the annual report on Form 20-F.

GROUP FINANCIAL REVIEW

Income Statement

In fiscal 2009, the Group loss before income tax was $326.5 million (fiscal 2008: income $336.2 million), including a goodwill impairment charge of $516.9 million and non-recurring relisting costs of $10.5 million, see below for further details. Before these items, the Group’s income before income taxes was $200.9 million, see note 11. Same store sales were down 8.2%. Total sales were 8.8% lower at $3,344.3 million (fiscal 2008: $3,665.3 million), down 5.7% at constant exchange rates, see note 11. The average pound sterling to US dollar exchange rate for the period was £1/$1.75 (fiscal 2008: £1/$2.00). The components of the change in sales are set out below:

Change in sales	US %	UK %	Group %
Same store sales	(9.7)	(3.3)	(8.2)
Change in net new store space	3.4	(0.5)	2.5
Exchange translation	-	(12.0)	(3.1)
Total sales growth as reported	(6.3)	(15.8)	(8.8)

Net operating income excluding goodwill impairment and relisting costs was $230.1 million (fiscal 2008: $358.7 million), see note 11, and operating margin was 6.9% (fiscal 2008: 9.8%). On a reported basis there was a net operating loss of $297.3 million. The factors influencing the lower operating margin are set out below:

Change in operating margin	US %	UK %	Group %
Fiscal 2008 operating margin	9.8	11.4	9.8 (1)
Gross merchandise margin movement	1.2	-	0.9
Expense deleverage	(3.8)	(2.6)	(3.5)
Impact of new store space	(0.4)	-	(0.3)
Fiscal 2009 operating margin before goodwill impairment and relisting costs	6.8	8.8	6.9 (1)

(1) Includes unallocated costs, principally Group costs.

Goodwill impairment

In prior years, the Group prepared its accounts under International Financial Reporting Standards (“IFRS”) and reflected on its balance sheet only $30.6 million of goodwill relating to an acquisition made in 2000. Following the move of listing to the New York Stock Exchange (“NYSE”) and the adoption of US Generally Accepted Accounting Principles (“US GAAP”), goodwill of $486.3 million relating to acquisitions made by the Group in 1990 or earlier was also required to be reflected on the balance sheet.

Under US GAAP, the Group is required to undertake an annual goodwill impairment test at its year end or when there is a triggering event. In fiscal 2009, in addition to the annual impairment review there were a number of triggering events in the fourth quarter due to a significant decline in profitability reflecting the impact of the economic downturn on the Group’s operations and an even greater decline in its stock price resulting in a substantial discount of the market capitalization to tangible net asset value (that is shareholders’ funds excluding intangible assets). An evaluation of the recorded goodwill was undertaken and it was determined that it was impaired. Accordingly, to reflect the impairment, the Group recorded a non-cash charge of $516.9 million, which eliminated the value of goodwill on its balance sheet. The goodwill write-off has no impact on the Group’s borrowing agreements or the net tangible assets of the Group.

Relisting costs

On September 11, 2008 the primary listing of the Group moved to the NYSE and the parent company of the Group became Signet Jewelers Limited, a Bermuda domiciled company. The non-recurring costs associated with these changes amounted to $10.5 million.

Group central costs, financing items and taxation

Group central costs were $13.0 million in fiscal 2009 (fiscal 2008: $15.8 million), largely due to the movement in the pound sterling to US dollar exchange rate, as well as a foreign exchange gain more than offsetting an underlying increase in costs. Net financing costs rose to $29.2 million (fiscal 2008: $22.5 million), the increase being primarily due to higher levels of net debt. The income tax charge was $67.2 million (fiscal 2008: $116.4 million), an underlying effective tax rate before goodwill impairment and relisting costs of 33.5% (fiscal 2008: 34.6%).  The decline of 1.1% in the underlying effective rate reflected a lower proportion of profits from the US division and a reduced level of expenditure disallowable for tax than in fiscal 2008.  It is expected that, subject to the outcome of various uncertain tax positions, the Group’s underlying effective tax rate in fiscal 2010 will be approximately 36%, primarily due to an anticipated higher proportion of expenditure disallowable for tax in relation to income before tax.

Net income, earnings per share and dividends

The net loss for fiscal 2009 was $393.7 million (fiscal 2008: $219.8 million net income). Excluding the impairment to goodwill and relisting costs, net income for fiscal 2009 was $133.7 million (fiscal 2008: $219.8 million), see note 11. On a reported basis, both basic and diluted loss per share was $4.62 (fiscal 2008 earnings per share: basic $2.58 and diluted $2.55). Basic and diluted earnings per share excluding the impairment to goodwill and relisting costs were both $1.57, see note 11. In the light of economic prospects and financial market conditions, as well a focus on debt reduction, the Board concluded that it is not currently appropriate to pay dividends. This policy is reflected in the amended borrowing agreements.

Cash flow and net debt

Set out below is a summary of the Group’s cash flows for fiscal 2009 and fiscal 2008:

	Fiscal 2009	Fiscal 2008
	($ million)
Net (loss) / income	(393.7)	219.8
Adjustments to reconcile to cash flows provided by operations	653.5	113.8
Cash flows provided by operations	259.8	333.6
Changes in operating assets and liabilities	(95.4)	(192.8)
Net cash from operating activities	164.4	140.8
Net cash flows used in investing activities	(113.3)	(139.4)
Free cash flow	51.1	1.4
Dividends paid	(123.8)	(123.9)
Net change in common stock	0.1	(23.0)
	(72.6)	(145.5)
Proceeds of debt during year	160.6	31.1
Net increase / (decrease) in cash and cash equivalents	88.0	(114.4)

In fiscal 2009, net cash flow provided by operating activities increased to $164.4 million (fiscal 2008: $140.8 million), although there was a net loss of $393.7 million (fiscal 2008: $219.8 million net income). The adjustments for non-cash items were $653.5 million (fiscal 2008: $113.8 million) and included the impairment to goodwill of $516.9 million. The adjustment for depreciation and amortization in fiscal 2009 at $114.5 million was similar to fiscal 2008. Therefore cash flow provided by operations was $259.8 million (fiscal 2008: $333.6 million).

In fiscal 2009, there was a much smaller outflow from operating assets and liabilities of $95.4 million (fiscal 2008: outflow of $192.8 million). There was a decrease in inventories of $12.7 million compared to an increase of $96.8 million in fiscal 2008, given the much reduced space growth in the US division and tight control of inventory on both sides of the Atlantic. In addition, the level of accounts receivable reduced by $20.5 million, reflecting the decline in sales in the US division partly offset by a slower collection rate of outstanding receivables (fiscal 2008: $56.2 million). There was also a substantial increase in the adverse impact of exchange rate changes on currency swaps of $49.6 million (fiscal 2008: $1.9 million). The Group has historically swapped pound sterling deposits into US dollars on a short term basis to reduce the level of US dollar debt. The size of such cash deposits fluctuates during the year and also reflects an historic restriction on dividend payments by the UK division. In the fourth quarter of fiscal 2009, following a ruling by the High Court of Justice in England & Wales, the Group had a greatly increased ability to reduce the size of the pound sterling cash deposits on a permanent basis by paying dividends up through the corporate structure. Advantage was taken of this to significantly reduce the future exposure of the Group’s liquidity position to changes in the pound sterling to US dollar exchange rate.

Net cash flow used in investing activities was $113.3 million (fiscal 2008: $139.4 million) as a result of reduced store investment in the US partly offset by an increased number of Ernest Jones refurbishments. Free cash inflow in fiscal 2009 was $51.1 million (fiscal 2008: $1.4 million).

Dividends of $123.8 million were paid (fiscal 2008: $123.9 million). The net change in common stock was minimal (fiscal 2008: outflow $23.0 million).

Net debt

Net debt at January 31, 2009 was $470.7 million (February 2, 2008: $374.6 million). Of the $96.1 million increase in net debt (fiscal 2008: $141.4 million increase), $23.5 million (fiscal 2008: $4.1 million decrease) was due to the effect of exchange rate changes. Group gearing (that is the ratio of net debt to shareholders' equity excluding goodwill) at January 31, 2009 was 29.2% (February 2, 2008: 21.2%). The peak level of net debt in fiscal 2009 was about $670 million (fiscal 2008: about $620 million).

Amended borrowing agreements

Discussions to make amendments to, and reduce the size of, the Group’s borrowing facilities were initiated by Signet in November 2008, in light of a significant deterioration in the economic environment.  The goal of the discussions was to provide the Group with additional financial flexibility in the medium term, while more appropriately structuring the borrowing facilities required by the significantly lower level of net debt now expected, based on the Group’s revised operating and expansion strategy. A satisfactory outcome to these discussions was recently achieved and details of the amended agreements were announced on March 16, 2009. In accordance with that announcement, a prepayment of $100 million of the notes at par plus accrued interest was made on March 18, 2009. Signet was in compliance with the terms of the original agreements in respect of fiscal 2009.

FISCAL 2009 OPERATING REVIEW

US Division (circa 76% of Group sales)

In a very challenging retail environment, US same store sales were down 9.7% and total sales were $2,536.1 million (fiscal 2008: $2,705.7 million). Sales performance was primarily driven by the difficult economic conditions with same store sales falling by 6.0% in the first three quarters. Following the sharp deterioration in consumer sentiment in mid September, and a further decline in early December, same store sales in the fourth quarter were 16.1% lower than the comparable quarter in fiscal 2008. Spending by higher income consumers was particularly weak in the fourth quarter, and this was reflected in the performance of Jared.

Operating income before goodwill impairment was $171.6 million (fiscal 2008: $265.2 million), see note 11. The operating margin was 6.8% (fiscal 2008: 9.8%), see table above for an analysis of the movement. Gross merchandise margin rate was ahead of expectations and increased by 120 basis points compared to last year, with a particularly strong performance in the fourth quarter. This reflected price increases implemented during the first quarter of fiscal 2009 and favorable changes in mix resulting from management initiatives, including the planned expansion of exclusive merchandise, which more than offset commodity cost increases. There was a negative impact of 380 basis points caused by the deleverage of the underlying cost base due to the decline in same store sales, which included the adverse movement in performance of the receivables portfolio, and an unfavorable impact of 40 basis points from new store space.

During fiscal 2009, training focused on product knowledge and developing selling skills appropriate for the more challenging marketplace. Enhanced in-store technology reduced administrative burdens and improved the efficiency of store, district and regional management. Benefits were seen in compliance monitoring, store feedback and the ability to identify store and divisional level opportunities to enhance training. Further improvements to repair services, an important driver of footfall and customer confidence, were also implemented. Reflecting lower sales volumes, store staff hours were reduced, and divisional head office staffing levels were decreased through attrition.

The average unit selling price was flat in fiscal 2009 compared to fiscal 2008. During the first nine months of fiscal 2009, the increase was 7% (mall brands up by 7% and Jared up by 5%), reflecting the price increases implemented in the first quarter. However, in the fourth quarter the consumer was seen to be trading down and the average unit selling price decreased by 10% (mall brands down by 7% and Jared down by 4%). The Jared average unit price excludes the impact of the launch of a new charm bracelet range in some stores. While all major merchandise categories were down over the year on a same store basis, the bridal category, which accounts for between 45% and 50% of sales, performed better than average, as did the proprietary Leo diamond range. The US division also successfully launched new, exclusive ranges, such as a specially designed collection by Jane Seymour and merchandise from Le Vian. The US division’s merchandising and inventory expertise enabled it to respond promptly to the rapid and substantial changes in customer buying patterns in the fourth quarter, and to realign inventory levels to plan by the end of fiscal 2009.

To reflect lower anticipated sales levels, marketing expenditure was concentrated on the most productive channels and brands. As a result of the unexpected sharp decline in fourth quarter sales, the ratio of gross marketing spend to sales during fiscal 2009 was again above planned levels, at 7.4% (fiscal 2008: 7.5%). Dollar gross marketing expenditure decreased by 7.6% to $188.4 million (fiscal 2008: $204.0 million). Marketing efforts were focused on national television advertising for Kay and Jared, resulting in their ‘share of voice’ growing. In addition, the promotional cadence was increased, particularly during the fourth quarter. In the third quarter an
e-commerce capability was added to the Jared website.

The net bad debt charge at 4.9% of total sales during fiscal 2009 (fiscal 2008: 3.4%) was well above the tight range of the past ten years. The increase in net bad debt was partially offset by higher income from the receivables portfolio. Credit participation increased somewhat to 53.2% during fiscal 2009 (fiscal 2008: 52.6%), reflecting a higher level of applications offset by a significant increase in the level of credit applications rejected. The fall in credit acceptance rates followed management action to reduce exposure to particular customer attribute groups, and a lower proportion of customers satisfying the US division’s credit requirements.

Overall, the expense base in fiscal 2009 was similar to fiscal 2008, excluding the impact of new space. Tight control of costs offset the increase in net bad debt charge and inflationary cost increases in occupancy, utilities, freight and staff wage rates. Actions taken included reductions in store staff hours to partly reflect lower transaction volumes, significantly lower levels of radio advertising and savings in central costs.

Given the deteriorating environment, and the Group’s strict investment criteria, action was taken in early fiscal 2009 to sharply slow the rate of net store space growth. This was achieved by reducing the number of stores opened and increasing store closures as leases expired. Net store space in fiscal 2009 increased by a little under 4% (fiscal 2008: 10%), see table below in Fiscal 2010 Group Strategy and Objectives for details. Capital expenditure in new and existing stores was $56.3 million (fiscal 2008: $88.1 million). Working capital investment, that is inventory and receivables, associated with space growth was $66.5 million (fiscal 2008: $118.8 million).

UK Division (circa 24% of Group sales)

In fiscal 2009, same store sales decreased by 3.3% (H.Samuel down by 2.6% and Ernest Jones down by 4.0%). Total sales decreased by 3.8% at constant exchange rates and were $808.2 million as reported (fiscal 2008: $959.6 million). In the first nine months of fiscal 2009, same store sales increased by 0.8% (H.Samuel up by 1.1% and Ernest Jones up by 0.5%). As in the US, the fourth quarter saw a sharp deterioration in consumer sentiment with the upper end consumer being particularly weak. As a result, same store sales in the fourth quarter declined by 9.2% (H.Samuel down by 7.8% and Ernest Jones by 11.0%).

Net operating income before goodwill impairment was $71.5 million (fiscal 2008: $109.3 million), see note 11. The operating margin was 8.8% (fiscal 2008: 11.4%), see table above for an analysis of the movement. The gross merchandise margin rate was unchanged, with price increases offsetting adverse mix changes, greater promotional activity and higher commodity costs. There was a negative impact of 260 basis points reflecting the deleverage of the underlying cost base as a result of the decline in same store sales.

The average unit selling price in fiscal 2009 increased by 9%, reflecting price increases implemented in late fiscal 2008 and early fiscal 2009 and merchandise mix changes. The consumer was more cautious in the fourth quarter, with average unit selling price in the first nine months up by 12% over the comparable period and up by only 4% in the fourth quarter. The watch category outperformed, particularly the prestige ranges in Ernest Jones. The number of key volume lines were increased and performed well. Good inventory management procedures and a better than expected performance in January 2009, resulted in inventory being at their planned level at year end.

Gross marketing spend was reduced to $22.1 million in fiscal 2009 (fiscal 2008: $29.2 million), the decrease at constant exchange rates was 13%, the ratio to sales being 2.8% (fiscal 2008: 3.1%),. H.Samuel continued to use television advertising in the fourth quarter and also tested customer relationship marketing. For Ernest Jones, expenditure was focused on extending customer relationship marketing, which management believes has proven effective. The e-commerce capabilities of both H.Samuel and Ernest Jones were enhanced during the year.

Overall, a tight control of expenses resulted in the underlying cost base in fiscal 2009 being broadly similar to that in fiscal 2008. Actions taken included reductions in staff costs and changes in the marketing strategy for Ernest Jones.

Total store capital expenditure was $32.2 million (fiscal 2008: $18.6 million). There was a return to a more normal refit cycle for Ernest Jones following a successful test of a new store design in fiscal 2008 and an increase in store openings because of the completion of major new shopping centers in London, Liverpool and Bristol. At January 31, 2009, 60% of the UK division’s stores (February 2, 2008: 50% of stores) were trading in the open consumer oriented format. At the year end, there were 352 H.Samuel stores (February 2, 2008: 359) and 206 Ernest Jones (February 2, 2008: 204).

FISCAL 2010 GROUP STRATEGY & OBJECTIVES

Introduction

Fiscal 2009, particularly the fourth quarter, was very challenging. As a result the Board reviewed its strategy and made significant adjustments to reflect the changed economic environment. The Group’s revised strategy is to enhance its position as the strongest operator in the middle market specialty retail jewelry sector and capitalize on the decrease in competition when consumer expenditure begins to recover. This involves maintaining a balance between the sustainable competitive advantages that the Group has established and the need to reduce risk, maximize profit and strengthen the balance sheet through cash generation.

Sales will continue to be driven by leveraging the Group’s competitive strengths with the objective of maximizing gross merchandise margin dollars. In late fiscal 2009 and early fiscal 2010, a meaningful cost saving program was implemented and significant inventory reductions are planned to align both more closely with the lower sales levels. Capital expenditure has also been substantially reduced, with decreased spending planned on both existing operations and space growth. New store openings have been largely eliminated. In the current marketplace it is preferable, and a much lower risk strategy, to grow profitable market share by focusing on sales productivity in existing stores.

While the level of expenditure on jewelry is discretionary, the expression of romance and appreciation through bridal jewelry and gift giving remain very important human needs, as is self reward. Central to the Group’s success is helping to satisfy those needs. Therefore the training of staff so that they can better understand the consumers’ requirements, communicate the value of the merchandise selected and ‘close the sale’ remains a high priority. The Group’s supply chain and merchandising expertise, combined with its size and balance sheet strength, enables it to increase differentiation in the marketplace through its exclusive merchandise, while also offering a compelling value proposition in more basic ranges. The Group’s marketing is effective and cost efficient, with its leading ‘share of voice’ leveraged through national television advertising and customer relationship marketing, both of which benefit from scale. At a time when the specialty jewelry sector is undergoing an accelerated rate of consolidation as weak competitors exit the market, these advantages become even more important.

US

The current trading environment remains extremely challenging. The prospects for same store sales remain very uncertain and will depend largely on consumer confidence and concerns about employment. For fiscal 2010, the gross merchandise margin is expected to be at least at the level achieved in fiscal 2009, with the increase in the cost of gold offset by supply chain efficiencies, particularly in the sourcing of diamonds. In the first quarter it is expected that there will be some benefit from price increases implemented in early fiscal 2009 as well as favorable mix changes.

Against the unfavorable macro-economic background, a substantial cost reduction program has been implemented, with the objective of reducing costs by $100 million in fiscal 2010. There will also be a one off benefit of $13 million due to a change in vacation policy. However, expenses will be adversely affected by underlying inflation and anticipated further increases in net bad debt. The net change in space is expected to have little impact on cost.

Action is also being taken to align inventory appropriately to the reduced level of sales by lowering the amount of merchandise purchased. The target is to decrease the investment in inventory by about $90 million during fiscal 2010.

A further slowing in the rate of new store openings will take place in fiscal 2010, and the number of store closures is anticipated to be a little higher than in fiscal 2009. This will result in a marginal decline in store space (see table below). There will also be a reduced level of store refurbishment and investment in information technology. Capital expenditure in fiscal 2010 is anticipated to be about $40 million, significantly lower than in fiscal 2009.

	Kay Mall	Kay Off Mall	Regionals	Jared (a)	Total	Net Space Change
January 2008	789	105	351	154	1,399	10%
Opened	27 (b)	30	3	17	77
Closed	(21)	(4)	(50) (b)	-	(75)
January 2009	795	131	304	171	1,401	4%
Openings (planned)	3	3	1	8	15
Closures (approx.)	(13)	(5)	(57)	-	(75)
January 2010 (approx.)	785	129	248	179	1,341	(1)%

(a) A Jared store is equivalent in size to just over four mall stores.
(b) Includes 14 rebranded stores.

UK

The UK marketplace also remains very challenging. The outlook for sales in the remainder of the year is uncertain. Gross merchandise margin in fiscal 2010 is expected to be somewhat below that achieved in fiscal 2009, primarily reflecting a higher cost of gold and the weakness of sterling, partly being offset by price increases. Action has been taken with the objective of maintaining costs broadly in line with those of fiscal 2009. These initiatives, such as lower staffing levels in the divisional central functions, realigned marketing expenditure and reduced store operating expense, have offset a number of adverse factors, including higher property related charges and an increase in pension costs arising as a result of the pension deficit being expensed through the income statement. Reflecting lower sales, the objective is to reduce the investment in inventory by about $15 million during fiscal 2010.

A further small reduction in net store space is expected in fiscal 2010, with the number of store closures lower than in fiscal 2009 and one new store opening planned (see table below). Capital expenditure in fiscal 2010 is anticipated to be approximately $15 million (fiscal 2009: $38.9 million), due to a slower pace of Ernest Jones refits in the current environment.

	H.Samuel	Ernest Jones (a)	Total	Open Store Format
				H.Samuel	Ernest Jones (a)
January 2008	359	204	563	41%	9%
Opened	4	5	9
Closed	(11)	(3)	(14)
January 2009	352	206	558	45%	15%
Openings (planned)	-	1	1
Closures (planned)	(7)	(2)	(9)
January 2010	345	205	550	46%	18%

(a) Includes stores trading as Leslie Davis.

Group cash flow objectives

It is the Group’s objective to achieve a net cash inflow during fiscal 2010 of between $175 million and $225 million. While net income is expected to be lower than in fiscal 2009, it is anticipated that working capital will be significantly reduced, with planned inventory falling by about $100 million. Capital expenditure in fiscal 2010 is budgeted to be about $55 million, compared to $114.9 million in fiscal 2009, with a small decrease in space planned in both the US and UK divisions. In line with the amended borrowing agreements, no dividends will be paid in fiscal 2010, nor will any share repurchases be made. In addition, the increase in borrowing to the seasonal peak in November will be meaningfully less than in recent years. Excluding fees and associated costs of $9.5 million arising from the negotiations of the amended borrowing agreements, net interest expense is forecast to be $3 million to $5 million higher than in fiscal 2009.

CURRENT TRADING

Given the very challenging environment, the Group has made an encouraging start to fiscal 2010. In the US, same store sales for the first seven weeks were down by 2.7% against the comparable period in fiscal 2009, with Valentine’s Day trading stronger than the remainder of the period. The change in timing of Easter had an adverse impact of about 1%. Gross merchandise margin was meaningfully up, reflecting the benefit of the price increases implemented in the first quarter of fiscal 2009 and favorable mix changes, which more than offset the increase in the cost of gold.

In the UK, same store sales in the first seven weeks were down 3.8%, with the timing of Easter having limited impact. Gross merchandise margin was up slightly, reflecting higher prices offsetting increased merchandise costs. However, pressure on UK gross merchandise margin is expected to build during the rest of the year due to higher gold costs and the weakness of the pound sterling against the US dollar.

Condensed Financial Statement

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m	Notes

Sales	1,123.6	1,384.8	3,344.3	3,665.3	2
Cost of sales	(745.1)	(849.2)	(2,264.2)	(2,414.6)

Gross margin	378.5	535.6	1,080.1	1,250.7
Selling, general and administrative expenses	(260.3)	(340.2)	(969.2)	(1,000.8)
Impairment of goodwill	(516.9)	-	(516.9)	-
Relisting costs	-	-	(10.5)	-
Other operating income, net	32.2	29.5	119.2	108.8

Operating (loss)/income, net	(366.5)	224.9	(297.3)	358.7	2
Interest income	0.5	1.6	3.6	6.3
Interest expense	(7.6)	(7.8)	(32.8)	(28.8)

(Loss)/income before income taxes	(373.6)	218.7	(326.5)	336.2
Income taxes	(50.4)	(75.7)	(67.2)	(116.4)	4

Net (loss)/income	(424.0)	143.0	(393.7)	219.8

(Loss)/earnings per share – basic	$ (4.97)	$ 1.68	$ (4.62)	$ 2.58	5
– diluted	$ (4.97)	$ 1.65	$ (4.62)	$ 2.55	5

All of the above relate to continuing activities attributable to equity shareholders.

The accompanying notes are an integral part of these condensed consolidated financial statements.

	January 31, 2009	February 2, 2008
	$m	$m	Notes

Assets

Current assets:
Cash and cash equivalents	96.8	41.7
Accounts receivable, net	825.2	848.2
Other receivables	81.8	40.5
Other current assets	45.0	38.8
Inventories	1,364.4	1,453.6	7

Total current assets	2,413.2	2,422.8

Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $ 572.6 million, and $ 642.8 million, respectively	452.1	489.2
Goodwill	-	556.0
Other intangible assets, net	23.9	22.0
Other assets	9.9	34.8
Deferred tax assets	54.8	74.6

Total assets	2,953.9	3,599.4	2

Liabilities and Shareholders' equity

Current liabilities:
Loans and overdrafts	187.5	36.3
Accounts payable	42.2	89.3
Accrued expenses and other current liabilities	274.8	268.2
Deferred revenue	120.1	125.3	8
Deferred tax liabilities	56.9	47.9
Income taxes payable	55.8	79.5

Total current liabilities	737.3	646.5

Non-current liabilities:
Long-term debt	380.0	380.0
Other liabilities	71.5	96.4
Deferred revenue	142.5	149.7	8
Retirement benefit obligation	12.9	5.6

Total liabilities	1,344.2	1,278.2

Commitments and contingencies (note 9)

Shareholders' equity:
Common stock of $0.18 par value: authorized 500 million shares, 85.3 million shares issued and outstanding (2008: 0.9c par value: authorized 5,929.9 million shares, 1,705.5 million shares issued and outstanding)	15.3	15.3
Deferred stock, £1 par value: authorized nil shares, issued and outstanding nil shares (2008: authorized 50,000 shares, issued and outstanding 50,000 shares)	-	0.1
Additional paid-in capital	164.5	162.5
Other reserves	235.2	235.2
Treasury stock: 0.1 million shares of $0.18 par value (2008: 1.7 million shares of 0.9c par value)	(10.7)	(10.8)
Retained earnings	1,400.9	1,918.4
Accumulated other comprehensive (loss)/income	(195.5)	0.5

Total shareholders' equity	1,609.7	2,321.2

Total liabilities and shareholders' equity	2,953.9	3,599.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m

Cash flows from operating activities :
Net (loss)/income	(424.0)	143.0	(393.7)	219.8
Adjustments to reconcile net (loss)/income to cash flows provided by operations:
Depreciation of property, plant and equipment	27.8	33.7	108.1	109.2
Amortization of other intangible assets	2.2	1.4	6.4	4.7
Impairment of goodwill	516.9	-	516.9	-
Pension (income)/expense	(0.6)	(0.6)	0.2	(2.0)
Stock-based compensation (income)/expense	(0.1)	(2.0)	0.7	(3.4)
Deferred taxation	19.6	6.9	24.7	6.9
Other non-cash movements	(1.4)	(1.1)	(2.8)	(3.0)
(Profit)/loss on disposal of property, plant and equipment	(0.8)	1.4	(0.7)	1.4

Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(108.6)	(154.8)	20.5	(56.2)
Increase in other receivables	(13.0)	(10.6)	(18.2)	(5.2)
Decrease in other current assets	3.2	25.0	1.4	0.7
Decrease/(increase) in inventories	160.2	191.4	12.7	(96.8)
Decrease in accounts payable	(81.0)	(145.7)	(38.0)	(31.7)
Increase in accrued expenses and other liabilities	26.7	51.6	6.1	7.7
Increase/(decrease) in deferred revenue	22.0	35.7	(9.8)	9.6
Increase/(decrease) in income taxes payable	23.7	30.5	(20.5)	(19.0)
Effect of exchange rate changes on currency swaps	(7.5)	(2.4)	(49.6)	(1.9)

Net cash provided by operating activities	165.3	203.4	164.4	140.8

Investing activities:
Purchase of property, plant and equipment	(14.0)	(30.0)	(105.1)	(129.1)
Purchase of other intangible assets	(3.7)	(4.0)	(9.8)	(11.3)
Proceeds from sale of property, plant and equipment	0.8	1.0	1.6	1.0

Net cash flows used in investing activities	(16.9)	(33.0)	(113.3)	(139.4)

Financing activities:
Dividends paid	(16.4)	(16.3)	(123.8)	(123.9)
Proceeds from issue of common stock	0.1	0.5	0.1	6.0
Purchase of own stock	-	-	-	(29.0)
(Repayments of)/proceeds from short-term borrowings	(39.1)	(150.0)	160.6	31.1

Net cash flows (used in)/provided by financing activities	(55.4)	(165.8)	36.9	(115.8)

Cash and cash equivalents at beginning of period	35.5	42.8	41.7	152.3
Increase/(decrease) in cash and cash equivalents	93.0	4.6	88.0	(114.4)
Effect of exchange rate changes on cash and cash equivalents	(31.7)	(5.7)	(32.9)	3.8

Cash and cash equivalents at end of period	96.8	41.7	96.8	41.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

	Common stock at par value	Deferred stock at par value	Additional paid-in capital	Other reserves	Treasury stock	Retained earnings	Accumulated other comprehensive income/(loss)	Total shareholders’ equity
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at February 2, 2008	15.3	0.1	162.5	235.2	(10.8)	1,918.4	0.5	2,321.2
Net loss	-	-	-	-	-	(393.7)	-	(393.7)
Foreign currency translation adjustments	-	-	-	-	-	-	(190.4)	(190.4)
Changes in fair value of derivative instruments, net of tax	-	-	-	-	-	-	1.8	1.8
Actuarial gains and losses on pension scheme, net of tax	-	-	-	-	-	-	(28.8)	(28.8)
Prior service costs on pension scheme, net of tax	-	-	-	-	-	-	21.4	21.4
Scheme of Arrangement	-	(0.1)	-	-	-	-	-	(0.1)
Dividends	-	-	-	-	-	(123.8)	-	(123.8)
Stock options issued	-	-	-	-	0.1	-	-	0.1
Stock-based compensation expense	-	-	2.0	-	-	-	-	2.0

Balance at January 31, 2009	15.3	-	164.5	235.2	(10.7)	1,400.9	(195.5)	1,609.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m

Net (loss)/income	(424.0)	143.0	(393.7)	219.8
Foreign currency translation	(73.1)	(37.6)	(190.4)	(0.2)
Changes in fair value of derivative instruments	21.0	9.3	5.9	12.0
Actuarial loss	(41.7)	(15.5)	(40.2)	(13.5)
Prior service cost	29.9	1.2	29.9	1.2
Deferred tax on items recognized in equity	(2.6)	2.0	(1.2)	2.9

Comprehensive (loss)/income	(490.5)	102.4	(589.7)	222.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

1. Basis of preparation

This financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This financial information has been prepared on the basis of the accounting policies set out in the Group’s audited financial statements which will be filed as part of the annual report on Form 20-F for the 52 weeks ended January 31, 2009. This is expected to be filed with the SEC on April 1, 2009.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with US GAAP, this announcement does not itself contain sufficient information to comply with US GAAP.

2. Segmental information

The Group’s sales are derived from the retailing of jewelry, watches, other products and services. The Group is managed as two geographical operating segments, being the US and UK divisions. These segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board. The performance of each segment is regularly evaluated based on sales and operating income. The operating segments do not include income taxes or certain Group costs, and there are no material transactions between the operating segments.

The accounting policies of the segments are the same as those used by the Group to report under US GAAP.

	13 weeks ended January 31, 2009	13 weeks ended February 2, 2008	52 weeks ended January 31, 2009	52 weeks ended February 2, 2008
	$m	$m	$m	$m

Sales:
US	862.1	1,000.6	2,536.1	2,705.7
UK	261.5	384.2	808.2	959.6

Consolidated total	1,123.6	1,384.8	3,344.3	3,665.3

Operating (loss)/income:
US	(327.1)	122.7	(236.4)	265.2
UK	(39.3)	105.0	(37.4)	109.3
Unallocated (1)	(0.1)	(2.8)	(23.5)	(15.8)

Consolidated total	(366.5)	224.9	(297.3)	358.7

	January 31, 2009	February 2, 2008
	$m	$m

Total assets:
US	2,287.0	2,737.3
UK	343.1	632.9
Unallocated (1)	323.8	229.2

Consolidated total	2,953.9	3,599.4

Net tangible assets:
US	1,372.3	1,460.7
UK	227.0	321.0
Unallocated (1)	(13.5)	(38.5)

Consolidated total	1,585.8	1,743.2

(1) Unallocated principally relates to Group costs.

3. Exchange rates

The exchange rates used for the translation of UK pound sterling transactions and balances in this preliminary announcement are as follows:

	January 31, 2009	February 2, 2008

Income statement (average rate)	1.75	2.00
Balance sheet (closing rate)	1.45	1.97

4. Taxation

	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008
	$m	$m

Current taxation – US	10.6	67.5
– UK	31.9	42.0

Deferred taxation – US	26.5	9.5
– UK	(1.8)	(2.6)
	67.2	116.4

5. (Loss)/earnings per share

	13 weeks ended	13 weeks ended	52 weeks ended	52weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008

Net (loss)/income ($ million)	(424.0)	143.0	(393.7)	219.8

Basic weighted average number of shares in issue (million)	85.2	85.2	85.2	85.2
Dilutive effect of share options (million)	-	1.5	-	0.9

Diluted weighted average number of shares in issue (million)	85.2	86.7	85.2	86.1

(Loss)/earnings per share – basic	$ (4.97)	$ 1.68	$ (4.62)	$ 2.58
(Loss)/earnings per share – diluted	$ (4.97)	$ 1.65	$ (4.62)	$ 2.55

Basic and diluted earnings per share for the comparative periods have been recalculated following the one for 20 share consolidation undertaken as part of the move of the primary listing of the parent company’s shares, effective September 11, 2008.

6. Dividends

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m

Final dividend paid of 6.317c per share (2008: 6.317c)	-	-	107.4	107.6
Interim dividend paid of 0.96c per share (2008: 0.96c)	16.4	16.3	16.4	16.3

	16.4	16.3	123.8	123.9

7. Inventories

	January 31, 2009	February 2, 2008
	$m	$m

Raw materials	25.5	16.7
Finished goods	1,338.9	1,436.9

Total inventory net of inventory provisions	1,364.4	1,453.6

8. Deferred revenue

Deferred revenue represents income under extended service warranty agreements and voucher promotions.

	January 31, 2009	February 2, 2008
	$m	$m

Warranty reserve	243.1	246.6
Other	19.5	28.4

	262.6	275.0

Current liabilities	120.1	125.3
Non-current liabilities	142.5	149.7

	262.6	275.0

	13 weeks ended	13 weeks ended	52 weeks ended	52 weeks ended
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	$m	$m	$m	$m

Warranty reserve, beginning of period	231.4	227.2	246.6	232.7
Warranties sold	51.9	64.6	149.6	166.5
Revenues recognized	(40.2)	(45.2)	(153.1)	(152.6)

Warranty reserve, end of period	243.1	246.6	243.1	246.6

9. Commitments and contingencies

Litigation

The Group is not party to any legal proceedings considered to be material to the financial statements. Furthermore, no director, officer or affiliate of the Group or any associate of any such director has been a party adverse to the Group or any of its subsidiaries or has a material interest adverse to the Group or any of its subsidiaries.

A class lawsuit for an unspecified amount has been filed against Sterling Jewelers Inc., a subsidiary of Signet Jewelers Limited, in the New York federal court by private plaintiffs. The US Equal Opportunities Commission has filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously.

10. Accounts

The financial information set out above does not constitute the Group’s financial statements for the 52 weeks ended January 31, 2009 or the 52 weeks ended February 2, 2008, but is derived from the financial statements. The Group’s audited financial statements will be filed as part of the annual report on Form

20- F for the 52 weeks ended January 31, 2009. This will be filed with the SEC on April 1, 2009 and will be available for download from the Group website www.signetjewelers.com.

11. Impact of constant exchange rates, goodwill impairment and relisting costs

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analyzing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales and other operating (loss)/income at constant exchange rates, including a reconciliation to the Group’s US GAAP results, is analyzed below.

	52 weeks ended January 31, 2009	52 weeks ended February 2, 2008	Growth at actual exchange rates	Impact of relisting & goodwill impairment	52 weeks ended January 31, 2009 recalculated (non-GAAP)	Impact of exchange rate movement	52 weeks ended February 2, 2008 at constant exchange rates (non-GAAP)	52 weeks ended February 2, 2008 growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	$m	$m	%

Sales by origin and destination:
US	2,536.1	2,705.7	(6.3)	-	2,536.1	-	2,705.7	(6.3)
UK	808.2	959.6	(15.8)	-	808.2	(119.9)	839.7	(3.8)
	3,344.3	3,665.3	(8.8)	-	3,344.3	(119.9)	3,545.4	(5.7)

Operating (loss)/income:
US	(236.4)	265.2	n/a	408.0	171.6	-	265.2	(35.3)
UK	(37.4)	109.3	n/a	108.9	71.5	(13.7)	95.6	(25.2)
Unallocated	(23.5)	(15.8)	48.7	10.5	(13.0)	2.0	(13.8)	(5.8)
	(297.3)	358.7	n/a	527.4	230.1	(11.7)	347.0	(33.7)

(Loss)/income before taxes	(326.5)	336.2	n/a	527.4	200.9	(12.2)	324.0	(38.0)

Net (loss)/income	(393.7)	219.8	n/a	527.4	133.7	(7.9)	211.9	(36.9)

(Loss)/earnings per share	$(4.62)	$2.58	n/a	$6.19	$1.57	$(0.09)	$2.49	(36.9)

The underlying performance of the business excluding the impact of the costs of moving listing and goodwill impairment is detailed below.

52 weeks ended January 31, 2009	As reported	Excluding relisting costs & goodwill impairment
	$m	$m

(Loss)/income before income taxes	(326.5)	200.9

Tax rate	20.6%	33.5%

Tax charge	(67.2)	(67.2)

Net (loss)/income	(393.7)	133.7

Weighted average number of shares in issue (million)	85.2	85.2

(Loss)/earnings per share - basic	$ (4.62)	$ 1.57
(Loss)/earnings per share - diluted	$ (4.62)	$ 1.57

Principal Risk Factors

The following information sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. However, other factors could also adversely affect the Group results and so the factors discussed below should not be considered to be a complete set of all potential risks and uncertainties.

Spending on goods that are, or are perceived to be “luxuries”, such as jewelry, is discretionary and depends on general economic conditions. Therefore adverse changes in the economy may unfavourably impact the Group’s sales and earnings

Jewelry purchases are discretionary and are dependent on general economic conditions, particularly as jewelry is often perceived to be a luxury purchase. Therefore adverse changes in the economy, such as those currently being experienced, may unfavourably impact the Group’s sales and earnings.

The success of the Group’s operations depends to a significant extent upon a number of factors relating to discretionary consumer spending. These include economic conditions, and perceptions of such conditions by consumers, employment, the rate of change in employment, the level of consumers’ disposable income and income available for discretionary expenditure, business conditions, interest rates, consumer debt and asset values, availability of credit and levels of taxation for the economy as a whole and in regional and local markets where the Group operates.

About half of the Group’s US sales are made utilizing credit provided by the Group. Therefore a deterioration in the consumers’ financial position could adversely impact sales and earnings

Any significant deterioration in general economic conditions or increase in consumer debt levels may inhibit consumers’ use of credit and decrease the consumers’ ability to satisfy the Group’s requirement to authorize credit and could in turn have an adverse effect on the Group’s sales. Furthermore, any downturn in general or local economic conditions in the markets in which the Group operates may adversely affect its collection of outstanding credit accounts receivable, its net bad debt charge and hence earnings.

The Group’s share price may be volatile

The Group’s share price may fluctuate substantially as a result of variations in the actual or anticipated financial results and financing conditions of the Group and of other companies in the retail industry. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other shares and that have often been unrelated or disproportionate to the operating performance of these companies.

Restrictions on the Group’s ability to make distributions to shareholders may adversely impact the share price

The adverse impact of the current economic downturn on the Group’s financial performance, and the outlook in the medium term, resulted in the Group’s Board deciding in January 2009 that it was currently inappropriate to make any form of distribution to shareholders. In addition, the amended revolving credit facility agreement and amended note purchase agreement entered into on March 13, 2009 contains terms that restrict the Group from making distributions to shareholders (see page 58). As such, the Company can give no assurances that any form of distribution will be made to shareholders in the near future.

The concentration of a significant proportion of sales and an even larger share of profits in the fourth quarter means results are very dependent on the performance during that period

The Group’s business is highly seasonal, with a significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in its sales and earnings. Therefore the Group has limited ability to compensate for shortfalls in fourth quarter sales or earnings by changes in its operations and strategies in other quarters, or to recover from any extensive disruption, for example due to sudden adverse changes in consumer confidence, inclement weather conditions having an impact on a significant number of stores in the last few days immediately before Christmas Day or disruption to warehousing and store replenishment systems. A significant shortfall in results for the fourth quarter of any financial year would therefore be expected to have a material adverse effect on the Group’s annual results of operations. Disruption at lesser peaks in sales at Valentine’s Day and Mother’s Day would impact the results of the Group to a lesser extent.

The Group is dependent upon the availability of equity and debt financing to fund its operations

The Group is dependent upon the availability of equity and debt financing to fund its operations and growth. If the Group’s access to capital becomes significantly constrained, the Group’s financing costs would be likely to increase, the financial condition of the Group will be harmed and future results of operations will be adversely affected.

Therefore management prepares annual budgets, medium term plans and headroom models which help to identify the future capital requirements, so that appropriate facilities can be put in place on a timely basis. If these models are inaccurate, adequate facilities may not be available.

The Group’s borrowing agreements include various financial covenants. A material deterioration in the financial performance of the Group could result in a covenant being breached. If the Group were to breach a financial covenant it would have to renegotiate its terms with current lenders or find alternative sources of finance if current lenders required early repayment.

The changes in general credit market conditions affect the Group’s ability to arrange, and the cost of arranging, credit facilities. Since 2007 market conditions have materially worsened and as a result the Group’s ability to raise debt has decreased and the cost of medium and long term debt has increased.

In addition, the Group’s reputation in the financial markets and its corporate governance practices can influence the availability of capital, the cost of capital and its share price.

Movements in the pound sterling to US dollar exchange rates impacts the results and balance sheet of the Group

The Group publishes its consolidated annual financial statements in US dollars. The Group held approximately 88% of its total assets in US dollars at January 31, 2009 and generated approximately 76% of its sales and 75% of its net operating income before goodwill impairment and relisting costs in US dollars for the financial year then ended. The remainder of the Group’s assets, sales and operating income are in the UK. Therefore the Group’s results and balance sheet are subject to fluctuations in the exchange rate between the pound sterling and the US dollar. Accordingly, any decrease in the weighted average value of the pound sterling against the US dollar would decrease reported sales and operating income. Historically, the Signet Board has chosen not to hedge the translation effect of exchange rate movements on the results of the Group given that there is little movement of cash between the Group’s US and UK divisions.

Where pounds sterling are used to fund the cash flow requirements of the Group, any decrease in the weighted average value of the pound sterling against the US dollar would increase the amount of the Group’s consolidated borrowings.

In addition, the prices of materials and certain products bought on the international markets by the UK division are denominated in US dollars, and therefore the division has an exposure to exchange rate fluctuations on the cost of goods sold. The Group does use hedging instruments in respect of US dollars for transactions carried out by its UK division, within treasury guidelines previously approved by the Signet Board.

Fluctuations in the availability and pricing of polished diamonds and gold, which account for the majority of the Group’s merchandise costs, could adversely impact the Group’s earnings

The jewelry industry generally is affected by fluctuations in the price and supply of diamonds, gold and, to a lesser extent, other precious and semi-precious metals and stones. An inability to increase retail prices to reflect higher commodity costs would result in lower profitability. Historically jewelry retailers have been able, over time, to increase prices to reflect changes in commodity costs. However, particularly sharp increases and volatility in commodity costs usually result in a time lag before increased commodity costs are fully reflected in retail prices. There is no certainty that such price increases will be sustainable, so downward pressure on gross margins and earnings may occur.

The Group undertakes some hedging of its requirement for gold through the use of options, forward contracts and outright commodity purchasing. It does not hedge against fluctuations in the cost of diamonds. The Group also hedges the exposure of the UK division to the US dollar with regard to diamond and other costs of goods sold. The cost of raw materials is only part of the costs involved in determining the retail selling price of jewelry with labor costs also being a significant factor.

Diamonds are the largest product category sold by the Group. The supply and price of diamonds in the principal world markets are significantly influenced by a single entity—the Diamond Trading Company (“DTC”), a subsidiary of De Beers Consolidated Mines Limited. The DTC’s share of the diamond supply chain has decreased over recent years and this may result in more volatility in rough diamond prices.

The availability of diamonds to the DTC and the Group’s other suppliers is to some extent dependent on the political situation in diamond producing countries. Until alternative sources can be developed, any sustained interruption in the supply of diamonds from the significant producing countries could adversely affect the Group and the retail jewelry industry as a whole.

Due to the sharp decline in demand for diamonds in the second half of fiscal 2009, particularly in the US which accounts for about half of worldwide demand, the supply chain is currently overstocked with diamonds. Combined with the reduced levels of credit availability, the over supply of diamonds may result in much greater volatility in the price of loose polished diamonds of all sizes and qualities than has been experienced in recent years.

It is forecast that over the medium and longer term, the demand for diamonds will probably increase faster than the growth in supply; therefore the cost of diamonds is anticipated to rise over time, although short term fluctuations in price may occur. While jewelry manufacture is the major final demand for gold, the cost of gold can at times be driven by investment transactions. Therefore the Group’s cost of merchandise and earnings may be adversely impacted by investment market considerations.

The inability of the Group to obtain merchandise that customers wish to purchase, particularly ahead of the fourth quarter, would adversely impact sales

The abrupt loss or disruption of any significant supplier during the three month period (August to October) leading up to the fourth quarter would result in a material adverse effect on the Group’s business. The sharp downturn in world diamond sales, the increased level of bankruptcies among jewelry retailers and the considerable worldwide tightening in credit availability has increased the probability that a supplier may cease trading.

Also, if management misjudged expected customer demand it could adversely impact the results by causing either a shortage of merchandise or an accumulation of excess inventory.

The Group benefits from close commercial relationships with a number of suppliers. Damage to, or loss of, any of these relationships could have a detrimental effect on the Group’s results. The Group holds regular reviews with major suppliers. The Group’s most significant supplier accounts for 6% of merchandise.

The luxury and prestige watch manufacturers and distributors normally grant agencies to sell their ranges on a store by store basis, and most of the leading brands have been steadily reducing the number of agencies over recent years. The watch brands sold by Ernest Jones, and to a lesser extent Jared, help attract customers and build sales in all categories. Therefore the inability to obtain and retain watch agencies for a location could harm the performance of that particular store. In the case of Ernest Jones, the inability to gain additional prestige watch agencies is an important factor in, and could reduce the likelihood of, opening new stores, which could adversely impact sales growth.

An inability by the Group to recruit, train and retain suitably qualified staff could adversely impact sales and earnings

In specialty jewelry retailing, the level and quality of customer service is a key competitive factor as nearly every in-store transaction involves the sales associate taking a piece of jewelry or a watch out of a display case and presenting it to the potential customer. Therefore the inability of the Group to recruit, train and retain suitably qualified sales staff could adversely impact sales and earnings.

Loss of confidence by consumers in the Group’s brand names, poor execution of marketing programs and reduced marketing expenditure could have a detrimental impact on sales

Primary factors in determining customer buying decisions in the jewelry sector include customer confidence in the retailer together with the level and quality of customer service. The ability to differentiate the Group’s stores from competitors by its branding, marketing and advertising programs is an important factor in attracting consumers. If these programs are poorly executed or the level of support for them is reduced, it could harm the ability of the Group to attract customers.

The DTC promotes diamonds and diamond jewelry in the US. The level of support provided by the DTC and the success of the promotions influence the size of the total jewelry market in the US. As the DTC’s market share has significantly reduced, it is changing its approach from generic marketing support of diamonds to one more closely associated with its own efforts to develop a brand such as the “Forevermark.” The loss of such generic marketing support could unfavourably impact the overall market for diamonds and diamond jewelry and adversely impact the Group’s sales and earnings.

The retail jewelry industry is highly fragmented and competitive

The retail jewelry industry is highly fragmented and competitive. If the Group’s competitive position deteriorates, the Group’s operating results or financial condition could be adversely affected. Aggressive discounting by competitors, including liquidating excess inventory and ‘going out of business sales’, may also adversely impact the Group’s performance in the short term. This is particularly the case for easily comparable pieces of jewelry, of similar quality, sold through stores that closely resemble those that the Group operates.

As a result of the growth of Jared and the development of Kay outside of its enclosed mall base, the US division is increasingly competing with independent specialty jewelry retailers that are able to adjust their competitive action, for example on pricing, to local market conditions rather than adopting a national strategy.

While the Group’s major competitors are other specialty jewelers, the Group also faces competition from other retailers including department stores, discount stores, apparel outlets and internet retailers that sell jewelry. In addition, other retail categories, for example electronics, and other forms of expenditure, such as travel, also compete for consumers’ discretionary expenditure. Therefore the price of jewelry relative to other products influences the proportion of consumers’ expenditure that is spent on jewelry. If significant price increases are implemented across a wide range of merchandise, the impact on earnings will depend on, among other factors, the pricing by competitors of similar products and the response by the consumer to higher prices. Such price increases may result in lower achieved gross merchandise margin dollars (see page 41 for definition) and adversely impact earnings.

Long term changes in consumer attitudes to jewelry could be unfavorable and harm jewelry sales

Consumer attitudes to diamonds, gold and other precious metals and gemstones also influence the level of Group sales. Attitudes could be affected by a variety of issues including concern over the source of raw materials; the impact of mining and refining of minerals on the environment, the local community and the political stability of the producing country; labor conditions in the supply chain; the availability and consumer attitudes to substitute products such as cubic zirconia, moissanite and of laboratory created diamonds. A negative change in consumer attitudes to jewelry could adversely impact the Group’s sales.

The inability to rent stores that satisfy the Group’s operational and financial criteria could harm sales, as could changes in locations where customers shop

The Group’s results are dependent on a number of factors relating to its stores. These include the availability of property, the demographic characteristics of the area around the store, the design and maintenance of the stores, the availability of attractive locations within the shopping center that also meet our operational and financial criteria, the terms of leases and the Group’s relationship with major landlords. In the US the Group leases 15% of its store locations from Simon Property Group and 14% from General Growth Management. The Group has no other relationship with any lessor relating to 10% or more of its store locations. If the Group is unable to rent stores that satisfy its operational and financial criteria, or if there is a disruption in the Group’s relationship with its major landlords, the Group’s sales could be adversely affected.

Given the length of property leases that the Group enters into, the Group is dependent upon the continued popularity of particular retail locations. In the US, the Group has historically been dependent on the continued success of enclosed malls as a shopping destination and the ability of enclosed malls, their tenants and other mall features to attract customers. The continued growth of Jared and the development of Kay off-mall locations mean that off-mall locations accounted for about 40% of the Group’s US store space at the start of fiscal 2009 and that the US operation is dependent on the success of these other real estate locations. As the US division continues to test and develop new types of store locations there can be no certainty as to their success.

In the UK, the Group has a more diverse range of store locations, including some exposure to smaller retail centers which do not justify the investment required to refurbish the site to the current store format. Consequently the Group is gradually closing stores in such locations as leases expire or satisfactory property transactions can be executed. The ability to secure such property transactions is not certain and as a result the UK division may continue to operate a limited number of such stores. As the UK division is already represented in nearly all major retail centers, a small annual decrease in store space is expected in the medium term which will adversely impact sales growth.

The rate of new store development is dependent on a number of factors including obtaining suitable real estate, the capital resources of the Group, the availability of appropriate staff and management and the level of the financial return on investment required by the Group. In particular, the success of the Jared off-mall destination store concept, which accounts for the majority of the Group’s net increase in new store space, will influence the future performance of the Group. A slowdown in the rate of new store development could adversely affect sales growth.

The Group’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders whose behavior may be affected by the Group’s management of social, ethical and environmental risks

Social, ethical and environmental matters influence the Group’s reputation, demand for merchandise by consumers, the ability to recruit staff, relations with suppliers and standing in the financial markets. The Group’s success is dependent on the strength and effectiveness of its relationships with its various stakeholders: customers, shareholders, employees and suppliers. In recent years, stakeholder expectations of the Group have increased and the Group’s success and reputation will depend on its ability to meet these higher expectations.

Inadequacies in and disruption to internal controls and systems could result in lower sales and increased costs

The Group is dependent on the suitability, reliability and durability of its systems and procedures, including its accounting, information technology, data protection, warehousing and distribution systems. If support for a critical externally supplied software package ceased, the Group would have to implement an alternative software package or begin supporting the software internally. Disruption to parts of the business could result in lower sales and increased costs.

The failure to satisfy the accounting requirements for ‘hedge accounting’, or of a counter party to a hedging contract, could adversely impact the Group’s results

The Group hedges some of its purchases of gold and US dollars. The failure to satisfy the requirements of the appropriate accounting requirements, or of a counterparty to a contract, could adversely impact the Group’s results.

Adverse decision in legal actions for an unspecified amount

In March 2008 a class action lawsuit for an unspecified amount was filed against Sterling Jewelers Inc., a subsidiary of Signet, in the New York federal court by private plaintiffs. In September 2008 the US Equal Opportunities Commission filed a separate lawsuit alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. The Group denies these allegations and intends to defend them vigorously. If however it is unsuccessful in its defence, the Group could be required to pay substantial damages.

Changes to the regulatory requirements regarding the granting of credit to customers in the US could adversely impact sales

Approximately 50 per cent of US sales utilize the Group’s in-house credit programs. Therefore any change in regulations, or the application of regulations, relating to the provision of credit and associated services could adversely affect the Group’s sales.

Failure to comply with labor regulations could harm the business

Failure by the Group to comply with labor regulations could result in fines and legal actions. In addition, the ability of the Group to recruit and retain staff could be harmed.

Any difficulty integrating an acquisition or a business combination may result in expected returns and other projected benefits from such an exercise not being realized

While the Group’s strategy does not currently envisage an acquisition or business combination, the Group may in the future make acquisitions or be involved in a business combination. Any difficulty in integrating an acquisition or a business combination may result in expected returns and other projected benefits from such an exercise not being realized. A significant transaction could also disrupt the operation of the Group’s current activities. The Group’s borrowing agreements also place constraints on its ability to complete an acquisition which might constrain it from making a beneficial acquisition.

Assumptions used in calculating pension assets and liabilities impact the Group’s results and balance sheet

In the UK, the Group operates a defined benefit pension scheme (the “Group Scheme”), which ceased to admit new employees in 2004. The valuation of the Group Scheme’s assets and liabilities partly depends on assumptions based on the financial markets as well as longevity and staff retention rates. This valuation is particularly sensitive to material changes in the value of equity investments held by the Group Scheme, changes in the UK AA rated corporate bond yields which are used in the measurement of the liabilities, changes in market expectations for long term price inflation and new evidence on projected longevity rates. Funding requirements and the income statement items relating to this closed Group Scheme are also influenced by these factors.

Under the UK Pensions Act 2004, the Pensions Regulator has powers to vary and impose funding arrangements which could be more onerous than may be agreed with or proposed to the trustees. In addition, the provisions of the Pensions Act 2004 may restrict the freedom of the Group to undertake certain re-organization steps or to effect returns on capital or unusual dividends without the prior agreement of the Group Scheme trustees, in consultation with the Pensions Regulator. A negative change in the assumptions used to calculate the value of the Group’s pension assets and liabilities could adversely impact the Group’s results and balance sheet.

Loss of one or more key executive officers or employees could adversely impact the performance of the Group

The Group’s future success will depend substantially upon the ability of senior management and other key employees to implement the business strategy. While the Group has entered into employment contracts with such key personnel, the retention of their services cannot be guaranteed and the loss of such services or the inability to attract and retain other talented personnel could have a material adverse effect on the Group’s ability to conduct its business. The Group Chief Executive has announced his intention to stand down on January 29, 2011.

Investors may face difficulties in enforcing proceedings against Signet Jewelers Limited as it is domiciled in Bermuda

It is doubtful whether courts in Bermuda would enforce judgments obtained by investors in other jurisdictions, including the US and the UK, against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or its directors or officers under the securities laws of other jurisdictions.

Directors’ responsibility statement

The directors confirm that, to the best of their knowledge and belief:

The financial statements, prepared in accordance with US GAAP, give a true and fair view of the assets, liabilities, financial position and profit for the Company and the undertakings included in the consolidation taken as a whole; and

Pursuant to the Disclosure and Transparency Rules made under the Financial Services and Markets Act 2000 Chapter 4, the following sections of the Company’s annual report on Form 20-F contain a fair review of the development and performance of the business and the position of the Company, and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face:

1. Item 3D “Risk factors” on pages 6 – 12
2. Item 4A “History and development of the Company” on pages 12 – 14
3. Item 4B “Business overview” on pages 14 – 38
4. Item 5 “Operating and financial review and prospects” on pages 40 – 66
5. Item 11 “Quantitative and qualitative disclosure about market risk” on pages 106 – 108

On behalf of the board

Walker Boyd                                                Terry Burman

Group Finance Director                               Group Chief Executive

April 1, 2009

The contents of this announcement, including the responsibility statement above, have been extracted from the annual report on Form 20-F for the 52 weeks ended January 31, 2009 which can be found at www.signetjewelers.com/sj/pages/shareholders .  Accordingly, the responsibility statement makes reference to the financial statements of the Group and to the relevant narratives appearing in the annual report on Form 20-F for the 52 weeks ended January 31, 2009 rather than the contents of this announcement.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Annual Report & Accounts of Signet Jewelers Limited on Form 20-F furnished with the U.S. Securities and Exchange Commission on April 1, 2009 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 01 April, 2009